EXHIBIT 12

OWENS-ILLINOIS GROUP, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Millions of dollars, except ratios)

	Years ended December 31,
	2015	2014	2013	2012	2011
Earnings (loss) from continuing operations before income taxes	$284	$353	$480	$483	$(231)
Less: Equity earnings	(60)	(64)	(67)	(64)	(66)
Add: Total fixed charges deducted from earnings	264	238	242	257	320
Dividends received from equity investees	53	54	67	50	50
Earnings available for payment of fixed charges	$541	$581	$722	$726	$73
Fixed charges (including the Company’s proportional share of 50% owned associates):
Interest expense	$259	$235	$239	$248	$314
Portion of operating lease rental deemed to be interest	5	3	3	9	6
Total fixed charges deducted from earnings	$264	$238	$242	$257	$320
Ratio of earnings to fixed charges	2.0	2.4	3.0	2.8
Deficiency of earnings available to cover fixed charges					$247